Pricing Term Sheet

dated May 29, 2014

Filed pursuant to Rule 433

Registration Statement Nos. 333-186822

333-196341

Supplementing the Preliminary

Prospectus dated May 29, 2014

(To Prospectus dated April 10, 2013)

Renewable Energy Group, Inc.

Offering of

$125,000,000 aggregate principal amount of

2.75% Convertible Senior Notes due 2019

The information in this pricing term sheet supplements Renewable Energy Group, Inc.’s preliminary prospectus supplement, dated May 29, 2014 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this pricing term sheet to the “Company,” “we,” “our” and “us” refer only to Renewable Energy Group, Inc. and not to its subsidiaries.

Issuer:	Renewable Energy Group, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	REGI / NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	May 29, 2014.

Settlement Date:	June 3, 2014.

Notes:	2.75% Convertible Senior Notes due 2019 (the “Notes”).

Aggregate Principal Amount Offered:	$125.0 million aggregate principal amount of Notes (or $143.75 million, if the underwriters fully exercise their over-allotment option to purchase additional Notes).

Maturity:	June 15, 2019, unless earlier repurchased or converted.

Annual Interest Rate:	2.75% per annum.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2014.

Record Dates:	June 1 and December 1.

Last Reported Sale Price of Common Stock on NASDAQ on May 29, 2014:	$10.01 per share of the Issuer’s common stock (the “Common Stock”).

Conversion Premium:	Approximately 32.50% above the NASDAQ Last Reported Sale Price of Common Stock.

Initial Conversion Price:	Approximately $13.26 per share.

Initial Conversion Rate:	75.3963 shares of the Issuer’s Common Stock per $1,000 principal amount of Notes.

Net Proceeds after Expenses:	The Issuer estimates that the net proceeds from this offering will be approximately $120.4 million (approximately $138.6 million, if the underwriters fully exercise their over-allotment option to purchase additional Notes), after deducting the underwriting discount and our estimated offering expenses.

Use of Proceeds:	The Issuer intends to use approximately $100.0 million of the net proceeds from this offering to replace the letter of credit that guarantees the Gulf Opportunity Zone bonds issued in connection with the Dynamic Fuels, LLC biorefinery in Geismar, Louisiana or to redeem those bonds. The Issuer intends to use approximately $10.35 million of the net proceeds from this offering to pay the cost of the capped call transactions described below. The Issuer expects to use the remaining net proceeds that it will receive from this offering for working capital and other general corporate purposes. If the underwriters exercise their option to purchase additional notes, the Issuer may use the net proceeds of the sale of the additional notes to pay the cost of entering into additional capped call transactions and for working capital and other general corporate purposes.

This offering is not conditioned on the closing of the pending acquisition of Dynamic Fuels, LLC through the Issuer’s agreements with Syntroleum Corporation and Tyson Foods, Inc. and there can be no assurance that those acquisitions will be completed. If the Issuer does not complete those acquisition, the Issuer expects to use the net proceeds from the offering for working capital and general corporate purposes.

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Lead Managers:	Blackstone Advisory Partners L.P. Piper Jaffray & Co.

Co-Managers:	Canaccord Genuity Inc. Wedbush Securities Inc.

Capped Call Transactions:	In connection with the pricing of the Notes, the Issuer expects to enter into capped call transactions (the “capped call transactions”) with respect to approximately 92.5% of the shares underlying the notes with the underwriters or their respective affiliates (in such capacities, the “option counterparties”). If the underwriters exercise their option to purchase additional notes, the Issuer may enter into additional capped call transactions with respect to approximately 92.5% of the shares underlying the notes with the option counterparties. The capped call transactions are expected generally to reduce the potential dilution and/or offset potential cash payments the Issuer is required to make in excess of the principal amount to the extent of such percentage upon conversion of the Notes in the event that the market price per share of the Common Stock, as measured under the terms of the capped call transactions, is greater than the strike price under the capped call transactions, which initially corresponds to the initial conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per share of the Common Stock, as measured under the terms of the capped call transactions, exceeds the cap price under the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price under the capped call transactions.

CUSIP Number:	75972A AA1

ISIN Number:	US75972AAA16

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock that will be added to the conversion rate per $1,000 principal amount of the Notes for each stock price and effective date set forth below:

Stock Price
Effective Date	$10.01	$11.00	$12.00	$13.26	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00
June 3, 2014	24.5037	20.2046	16.8934	13.7516	10.7095	7.9021	6.1436	4.1417	3.0608	2.4188	1.9650	1.3678
June15, 2015	24.5037	19.9490	16.3639	13.0108	9.8375	7.0095	5.3144	3.4879	2.5652	2.0227	1.6492	1.1551
June15, 2016	24.5037	19.4677	15.5485	11.9506	8.6464	5.8455	4.2723	2.7097	1.9943	1.5768	1.2915	0.9122
June15, 2017	24.5037	18.5343	14.2004	10.3258	6.9336	4.2881	2.9614	1.8160	1.3558	1.0850	0.8963	0.6394
June15, 2018	24.5037	16.8515	11.8834	7.6550	4.3163	2.1872	1.3827	0.8836	0.6885	0.5615	0.4675	0.3359
June15, 2019	24.5037	15.5127	7.9370	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $10.01 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change” to exceed 99.9000 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

The Issuer has filed a registration statement (including a prospectus), and the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attention: Prospectus Department or by emailing a request to dg.prospectus_requests@baml.com or Wells Fargo Securities, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by emailing a request to cmclientsupport@wellsfargo.com.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and in the related registration statement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet nor the Preliminary Prospectus Supplement nor the related registration statement constitutes an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3